[redacted]

10026396

SEC Mail
Mail Processing
Section

MAR 01 2010

Washington, DC
109

STATES
IANGE COMMISSION
D.C. 20549

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K9
3/5

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65838

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TJM Proprietary Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

318 W. Adams Street, 9th Floor
(No. and Street)

Chicago (City) IL (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Colleen Risinger 312-432-5102
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ostrow Reisin Berk & Abrams, Ltd.
(Name – *if individual, state last, first, middle name*)

455 N. Cityfront Plaza Dr., #2600 (Address) Chicago (City) IL (State) 60611 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BJ 3/12

Oath or Affirmation

I, Colleen Risinger, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of TJM Proprietary Trading, LLC, as of December 31, 2009 and 2008, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer.

Colleen Risinger
Signature

Fin Op
Title

Subscribed and sworn
to before me this
26th day of February 2009
Lindsay Loekle
Notary Public

OFFICIAL SEAL
LINDSAY LOEKLE
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:06/09/13

This report contains (check all applicable boxes)

- ☐ (a) Facing page.
- ☐ (b) Statement of financial condition.
- ☐ (c) Statement of income (loss).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☐ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☐ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☐ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☐ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation — customers' regulated commodity futures account pursuant to Rule 171-5.

TJM PROPRIETARY TRADING, LLC

YEARS ENDED DECEMBER 31, 2009 AND 2008

TJM PROPRIETARY TRADING, LLC

YEARS ENDED DECEMBER 31, 2009 AND 2008

CONTENTS

Ostrow
Reisin
Berk &
Abrams,
Ltd.

Certified Public Accountants*
NBC Tower - Suite 2600
455 N. Cityfront Plaza Dr.
Chicago, IL 60611-5379

Telephone 312.670.7444
Facsimile 312.670.8301
E-mail info@orba.com
Web site www.orba.com

Independent Affiliate of BKR International

Independent Auditors' Report

Board of Directors
TJM Proprietary Trading, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of TJM Proprietary Trading, LLC (the Company), as of December 31, 2009 and 2008 and the related statements of operations, changes in members' capital and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of TJM Proprietary Trading, LLC as of December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Ostrow Reisin Berk & Abrams, Ltd.

February 23, 2010
Chicago, Illinois

*Also licensed to practice by the State of Florida

TJM PROPRIETARY TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

December 31,	2009	2008
ASSETS		
Current assets:		
Cash		$ 152,442
Receivables from brokers or dealers		94,660,964
Securities and spot commodities owned, at market value		162,816,464
Securities and/or other investments not readily marketable, at estimated fair market value		50,000
Receivables from affiliates		178,180
Other assets		6,119,460
Total current assets		263,977,510
Total assets		$ 263,977,510
LIABILITIES AND MEMBERS' CAPITAL		
Current liabilities:		
Payable to brokers or dealers		$ 43,898,659
Payable to non-customers		1,104,313
Securities sold not yet purchased at market value		179,917,902
Accounts payable and accrued expenses		8,703,688
Total current liabilities		233,624,562
Members' capital		30,352,948
Total liabilities and members' capital		$ 263,977,510

See notes to financial statements.

TJM PROPRIETARY TRADING, LLC

STATEMENT OF OPERATIONS

Years ended December 31,	2009	2008
Revenue:		
Securities commissions	$ **406,144**	$ 15,993,776
Gain on firm securities trading accounts	**1,664,076**	69,355,809
Other	**749,141**	9,182,599
Total revenue	**2,819,361**	94,532,184
Operating expenses:		
Employee compensation and related benefits	**216,016**	1,611,347
Interest and dividend expenses	**1,823,152**	21,871,886
Professional fees	**116,674**	229,607
Quotation expenses	**142,930**	116,538
Rebate expenses	**3,213,412**	3,607,845
Regulatory and execution fees	**636,307**	4,704,901
Other expenses	**95,635**	396,126
Total operating expenses	**6,244,126**	32,538,250
Net income (loss)	$ **(3,424,765)**	$ 61,993,934

See notes to financial statements.

TJM PROPRIETARY TRADING, LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

		Amount
Balance, December 31, 2007	$	103,358,795
Members' contributions		3,675,858
Members' distributions		(138,675,639)
Net income		61,993,934
Balance, December 31, 2008		**30,352,948**
Members' contributions		**3,720,793**
Members' distributions		**(30,648,976)**
Net loss		**(3,424,765)**
Balance, December 31, 2009	**$**	**-**

See notes to financial statements.

TJM PROPRIETARY TRADING, LLC

STATEMENT OF CASH FLOWS

Years ended December 31,		2009		2008
Operating activities:				
Net income (loss)	$	**(3,424,765)**	$	61,993,934
Adjustments to reconcile above to cash provided by operating activities:				
(Increase) decrease in operating assets:				
Receivables from brokers or dealers		**94,660,964**		503,345,673
Securities and spot commodities owned, at market value		**162,816,464**		710,233,656
Securities and/or other investments not readily marketable, at estimated fair market value		**50,000**		-
Receivables from affiliates		**178,180**		(178,180)
Other assets		**6,119,460**		14,885,122
Increase (decrease) in operating liabilities:				
Payable to brokers or dealers		**(43,898,659)**		(140,793,093)
Payable to non-customers		**(1,104,313)**		1,023,118
Securities sold not yet purchased at market value		**(179,917,902)**		(999,877,367)
Accounts payable and accrued expenses		**(8,703,688)**		(15,502,989)
Cash provided by operating activities		**26,775,741**		135,129,874
Financing activities:				
Members' contributions		**8,612,315**		3,675,858
Members' distributions		**(35,540,498)**		(138,675,639)
Cash used in financing activities		**(26,928,183)**		(134,999,781)
Increase (decrease) in cash		**(152,442)**		130,093
Cash:				
Beginning of year		**152,442**		22,349
End of year	$	**-**	$	152,442
Supplemental disclosure of cash flow information:				
Cash paid during the year for interest	$	**10,241,654**	$	26,001,093

See notes to financial statements.

TJM PROPRIETARY TRADING, LLC

NOTES TO FINANCIAL STATEMENTS

1. Nature of business and summary of significant accounting policies

Operations:

TJM Proprietary Trading, LLC (the Company) was an Illinois limited liability company formed for the purpose of conducting business as a broker-dealer in securities. On December 31, 2009, the management of the Company withdrew its broker-dealer registration and discontinued operations. TJM Holdings, Inc. assumed the remaining assets as well as other non-related debt. The Company was registered with the Securities and Exchange Commission (SEC) and was a member of the Chicago Board Options Exchange (CBOE).

The Company operated under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Accounting estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue recognition:

Commissions are recorded on a trade-date basis. Equity securities transactions are recorded on the trade date and gains or losses are realized when securities are liquidated. Unrealized gains or losses on open trades (the difference between the purchase price and market price) at the date of the statement of financial condition are included in equity in broker trading accounts. Any change in net unrealized gain or loss from the preceding period is reported in the statement of operations. Market value of securities is based upon exchange settlement prices.

Income taxes:

The Company is treated as a partnership for income tax purposes and, as such, is not taxed. Under Subchapter K of the Internal Revenue Code, each member is taxed on their distributive share of the Company's income whether or not that income is actually distributed.

1. Nature of business and summary of significant accounting policies (continued)

Reclassifications:

Certain accounts in the prior-year financial statements have been reclassified for comparative purposes to conform to the presentation in the current-year financial statements.

Fair value measurements:

As required by the Fair Value Measurements and Disclosures of the FASB Accounting Standards Codification, the Company defines fair value, expands the disclosure requirements around fair value and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. The value of all of the Company's assets and liabilities which are required to be carried at fair value are considered Level 1 assets and liabilities.

2. Related party transactions

The Company entered into an agreement with an affiliate through common ownership whereby the Company leased office space from the affiliate on a month-to-month basis. Rent payments paid to the affiliate were $54,000 for each of the years ended December 31, 2009 and 2008.

Certain operating expenses of the Company are paid by an affiliate and reimbursed. The amount due to affiliate at December 31, 2008 was $914,336. The amount due from an affiliate was $140,000 at December 31, 2008.

3. Off-balance-sheet credit and market risk

Customer transactions are introduced to and cleared through clearing brokers. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing brokers, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary.

3. Off-balance-sheet credit and market risk (continued)

The Company does not anticipate nonperformance by customers or it's clearing brokers. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

4. Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had zero net capital remaining as the Company discontinued operations. At December 31, 2008, the Company had net capital of $28,359,528 which was $28,259,528 in excess of its required net capital of $100,000. At December 31, 2008, the Company's net capital ratio was .0429 to 1.

5. Concentration of credit risk

The Company maintains its cash in a bank account which, at times, may exceed federally-insured limits. The Company believes it is not exposed to any significant credit risk on cash.

6. Deposits with brokers

The Company deposits cash with brokers subject to CFTC regulations and various exchange and broker requirements. Margin requirements are satisfied by the deposit of cash with such brokers. The Company earns interest income on its cash deposited with the brokers.

7. Members' capital

Members' capital is comprised of Class A and Class B Membership interests. As defined in the Operating Agreement, various differences exist between the rights and privileges of the Class A and Class B Members. The Class B Members receive no allocation of income other than a special allocation determined by the Class A Members in accordance with the Operating Agreement and the Trading Agreement of such Class B Member. Such allocation is equal to the net profit or net loss derived from the trading results minus expenses incurred by the Company with respect to such Class B Member's Proprietary Trading Account. Members' capital was as follows:

December 31,	**2009**	2008
Class A		$ (421,548)
Class B		30,774,496
Total		$ 30,352,948

8. Contingencies

The Company is involved in litigation incidental to its business which, in the opinion of management, will not materially affect the results of its operations or financial position.

9. Subsequent events

Management of the Company has reviewed and evaluated subsequent events from December 31, 2009, the financial statement date, through February 23, 2010, the date the financial statements were available to be issued. No events have occurred in this period that would be required to be recognized and/or disclosed in these financial statements as required by generally accepted accounting principles.

Ostrow
Reisin
Berk &
Abrams,
Ltd.

Certified Public Accountants*
NBC Tower - Suite 2600
455 N. Cityfront Plaza Dr.
Chicago, IL 60611-5379

Telephone 312.670.7444
Facsimile 312.670.8301
E-mail info@orba.com
Web site www.orba.com

Independent Affiliate of BKR International

Independent Auditors' Report on Internal Accounting Control

Members
TJM Proprietary Trading, LLC
Chicago, Illinois

In planning and performing our audit of the financial statements of TJM Proprietary Trading, LLC (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

*Also licensed to practice by the State of Florida

The management of the Company is responsible for establishing and maintaining a system of internal control including the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of the system of internal control to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A material weakness is a deficiency or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first paragraph and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and, therefore, there can be no assurance that all such deficiencies have been identified. We did not identify any deficiencies in internal control including control activities for safeguarding securities that we consider to be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objective.

This report is intended solely for the use of the members and management of TJM Proprietary Trading, LLC, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ostrow Reisin Berk & Abrams, Ltd.

February 23, 2010
Chicago, Illinois